

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

May 12, 2025

**BY EMAIL**

Joshua B. Deringer, Esq.
Faegre Drinker Biddle & Reath LLP
One Logan Square, Ste. 2000
Philadelphia, PA 19103-6996

Re: Partners Group Private Equity, et al.; File No. 812-15418

Dear Mr. Deringer:

By Form APP-WD filed with the U.S. Securities and Exchange Commission on May 1, 2025, you requested that the above-referenced application, filed under the Investment Company Act of 1940, be withdrawn. Please be advised that your request for withdrawal has been granted, pursuant to delegated authority.

Sincerely,

/s/ Kyle R. Ahlgren

Kyle R. Ahlgren
Branch Chief

cc: Robert M. Collins, Partners Group (USA) Inc.